EMCOR Group, Inc. 301 Merritt Seven, 6th Floor Norwalk, CT 06851 Phone 203.849.7800 Fax 203.849.7900

July 31, 2013

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:    EMCOR Group, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 26, 2013
File No. 1-8267

Reference is made to your letter dated July 2, 2013 (the “July 2 Letter”) regarding the Form 10-K of EMCOR Group, Inc. (the “Company”, “we” or “us”) for the year ended December 31, 2012 filed on February 26, 2013 (the “2012 Form 10-K”). Pursuant to a phone conversation with Dale Welcome, we were granted an extension to no later than July 31 to provide our responses to your letter.

We set out our responses below, which for your convenience, have been put in the same order as the comments were presented in the July 2 Letter, and we repeat each comment immediately above each of our responses thereto. Within our responses, reference is also made to the Company’s Form 10-Q for the period ended June 30, 2013 filed with the Securities and Exchange Commission on July 25, 2013 (the “June Form 10-Q”) where enhanced disclosures have been made in response to certain of the comments in the July 2 Letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business - Backlog, page 5

1. Please revise future annual and quarterly filing to disclose backlog by reportable segment. Please also disclose the amount or percentage of backlog not reasonably expected to be filled in the current fiscal year. Refer to Item 101(c)(viii) of Regulation S-K.

Response:

We will comply with the Staff’s comment regarding the disclosure of backlog by reportable segment in future filings of our Forms 10-K and Forms 10-Q and by illustration refer to our enhanced disclosure in the June Form 10-Q’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section (page 17), which sets out backlog by reportable segment:

“The following table presents our operating segment backlog from unrelated entities and their respective percentages of total backlog (in thousands, except for percentages):

	June 30, 2013	% of Total	December 31, 2012	% of Total	June 30, 2012	% of Total
Backlog:
United States electrical construction and facilities services	$963,033	27%	$831,910	25%	$821,911	25%
United States mechanical construction and facilities services	1,449,606	41%	1,357,892	40%	1,265,264	39%
United States facilities services	909,067	26%	941,414	28%	949,168	29%
Total United States operations	3,321,706	95%	3,131,216	93%	3,036,343	92%
United Kingdom construction and facilities services	189,451	5%	243,169	7%	247,644	8%
Total worldwide operations	$3,511,157	100%	$3,374,385	100%	$3,283,987	100%	”

Commencing with our Form 10-K for the year ending December 31, 2013, we will comply with the Staff’s comment regarding disclosure of the amount or percentage of backlog not reasonably expected to be filled in the current year.

2. As you state, backlog is not a term defined by U.S. generally accepted accounting principles and your methodology for determining backlog may not be comparable to the methodologies used by other companies. Please revise future annual and quarterly filings to provide the following expanded disclosures regarding backlog:

•
Discuss how your backlog is calculated, including what it includes and what it excludes in regard to the following, to the extent applicable: funded/unfunded amounts; firm orders; extensions/add-ons; pass-through costs; and VIE/joint venture contracts versus company contracts.

•	Discuss any changes in the methodology used to determine your backlog in each period, if material and applicable.

•
To allow better insight into changes in your backlog from period to period, provide a roll-forward of backlog. The roll-forward should include current period beginning and ending balances, current period additions, cancellations, and amounts recognized in revenue, as well as any other major categories relevant to your facts and circumstances.

•
Quantify and discuss any backlog that is not moving forward as originally scheduled, if material and applicable. Disclose the amount of backlog related to uncompleted projects for which a loss provision has been recorded, if material and applicable.

•	Address and discuss expected margin trends based on your current backlog.

Response:

We will comply with certain of the Staff’s comments above regarding enhanced disclosure of our backlog in future filings of our Forms 10-K and Forms 10-Q and by illustration refer to the following paragraph, included in the MD&A section of the June Form 10-Q (page 17) regarding our practice in calculating backlog:

“Backlog is not a term recognized under United States generally accepted accounting principles; however, it is a common measurement used in our industry. We include a project within our backlog at such time as a contract is awarded. Backlog includes unrecognized revenues to be realized from uncompleted construction contracts plus unrecognized revenues expected to be realized over the remaining term of facilities services contracts. If the remaining term of a facilities services contract exceeds 12 months, the unrecognized revenues attributable to such contract included in backlog are limited to only the next 12 months of revenues provided for in the initial contract award. Our backlog includes: (a) original contract amounts, (b) change orders for which we have received written confirmations from our customers, (c) pending change orders for which we expect to receive confirmations in the ordinary course of business and (d) claims that we have made against customers for which we have determined we have a legal basis under existing contractual arrangements and as to which we consider collection to be probable. Claim amounts were immaterial for all periods presented. Our backlog does not include: (a) any quantification or value for time and material contracts as the total revenues to be realized from such projects is difficult to estimate, (b) anticipated revenues from unconsolidated joint ventures or variable interest entities and (c) anticipated revenues from pass-through costs on contracts for which we are acting in the capacity of an agent and revenues are reported on the net basis. We believe our backlog is firm, although many contracts are subject to cancellation clauses at the election of our customers. Historically, these provisions have not had a material adverse effect on us.”

We do not believe a disclosure regarding our practice in including or excluding funded/unfunded amounts would be relevant or meaningful to investors as the majority of our work is performed in our capacity as a subcontractor. In addition, this data is not available to us.

In our future filings of our Forms 10-K and Forms 10-Q, we will disclose material changes, if any, in our methodology used to determine backlog.

We do not intend to provide a roll-forward of backlog inasmuch as that disclosure is not required, nor do we believe the disclosure would be meaningful to investors. As we do not consider it relevant in managing our business, we do not accumulate the data necessary to compile a roll-forward of backlog.

In our future filings of our Forms 10-K and Forms 10-Q, we will disclose any material amounts included within backlog that are not moving forward as originally scheduled.

In our future filings of our Forms 10-K and Forms 10-Q, we will also disclose the amount of backlog related to uncompleted projects for which a loss provision has been recorded, if material.

However, we do not intend to provide disclosures regarding expected margin trends based upon our current backlog inasmuch as that disclosure is not required, and we believe providing such data would be confusing and misleading to investors since it would only represent trend information regarding one aspect of our business, i.e., projects included in backlog. We are aware of, and will comply with, the requirements set forth in Item 303(a)(3)(ii) regarding the disclosure of any known trends or uncertainties expected to have a material favorable or unfavorable impact on revenues or income from continuing operations.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

3. If you continue to present net cash provided by operating activities, please revise future filings to also present net cash provided by (used in) investing and financing activities.

Response:

In response to the Staff’s comment, we will remove the amount of net cash provided by operating activities from the “Overview” table in our Forms 10-K. All salient factors relating to changes in operating, financing and investing activities have been and will continue to be discussed within the Liquidity and Capital Resources section of the MD&A of our Forms 10-K and Forms 10-Q.

Discussion and Analysis of Results of Operations, page 19

4. In certain of your revenue narratives, on both a consolidated basis and by segment, you state that changes in revenues between periods were due to fluctuations in various operating segments or specific industry projects. In future annual and quarterly filings, where multiple factors contribute to material fluctuations, please quantify each factor you identify and more fully explain the underlying reasons for the changes. To the extent meaningful, please disclose and discuss the number of projects being performed and the average contract value during each period as well as the reasons for material changes in such amount during each period. To the extent material, please disclose and discuss the impact and status of specific significant projects.

Response:

We will comply with the Staff’s comment regarding material fluctuations in our revenues and will quantify and explain factors contributing thereto.

We consider the requirements set forth in Item 303(a)(3)(i) which states, “Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”

In preparing the “Results of Operations” section of the MD&A in our Forms 10-K and Forms 10-Q, we provide the information we believe is necessary to understand our financial statements, including a discussion of segment results, which we believe provides investors with a better understanding of our business. At any given period in time, we have over 3,000 contracts in progress, and the relative impact one contract may have on our reported revenues is typically not material. Therefore, in an effort to provide investors with a better understanding of our operating results and qualitative analysis, we further describe the trends within various market sectors of our business. However, we believe quantification of market sector variances is not necessary as Item 303(a)(3)(i) only requires quantification of events that are unusual or infrequent, and movement within our market sectors is within the normal course of business. However, in future quarterly and annual filings, we will quantify the material impact, if any, of any individual contract on our revenues for the periods presented.

We do not believe the disclosure of the number of our contracts or average contract value would be meaningful to investors inasmuch as our contract portfolio, as stated above, is comprised of thousands of contracts that range in contract value from less than $1,000 to over $100 million.

5. Please expand the discussion of your operating results in future annual and quarterly filings to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

•
Discuss the most significant components of your cost of sales, the percentage of cost of sales attributable to such components and the reasons for significant fluctuations in cost of sales and related margins between periods;

•	Quantify each of the underlying factors you attribute to changes in selling, general and administrative expense; and

•	Quantify each of the factors you identify as being the most significant reasons for the changes in consolidated operating income and segment operating income between periods.

Response:

We believe that we present our consolidated operating results in conformity with the requirements set forth in Rule 5-03(b)(2) of Regulation S-X and Item 303(a)(3) of Regulation S-K, requiring the registrant to “describe any other significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations” as set out below:

The most significant components of our costs of sales are labor, subcontracting and material costs, as well as an allocation of indirect costs for overhead. We monitor the nature and amount of costs of each contract, which is the basis for estimating its total costs of completion, and we do not focus on any particular cost category. Instead, we focus on each contract’s revenues, gross profit and gross profit margin, including the effects of significant changes in a contract’s gross profit and related gross profit margin as a result of changes in each contract’s estimate of cost to complete. Additionally, a significant portion of our portfolio of contracts is cost-plus in nature (subject to applicable ceiling prices for certain contracts), which allows for the recovery of costs in the pricing of our products and services. Accordingly, we do not focus on individual cost groupings in this category of contracts but rather on total costs of each such contract, which is a key factor in determining the contract’s profits and related gross profit margin. For those reasons, we do not believe a discussion of changes in major components of costs of sales would provide information necessary or useful to investors in understanding our business, and management does not focus on changes in these components in analyzing financial performance. We believe our MD&A disclosures in this regard conform to the level of detail typically provided by companies in our industry.

In preparing the Selling, general and administrative expenses (“SG&A”) section of the MD&A in our Forms 10-K and Forms 10-Q, management again considers the requirements set forth in Item 303(a)(3)(i). We identify and quantify any significant items that are unusual or infrequent events included within SG&A. For example, see page 18 of the June Form 10-Q, in which we identify and quantify $1.4 million of transaction costs associated with a pending acquisition and $2.4 million of income attributable to the reversal of contingent consideration accruals. We identify other variances within our SG&A such as fluctuations in employee related costs to assist the investor in understanding other trends within the period. However, these variations are in the ordinary course of business, are not material, and, therefore, are not quantified.

In preparing the Operating income section of the MD&A in our Forms 10-K and Forms 10-Q, management once again considers the requirements set forth in Item 303(a)(3)(i). We believe the discussion and quantification of segment results provides the investor with a better understanding of our business. Once again, our business is comprised of a large number of projects and the relative impact one contract may have on our reported operating income is typically not material. Therefore, in an effort to provide the investor with a better understanding of our operating results and qualitative analysis, we describe the trends in various market sectors of our business. However, we believe the quantification of these market sector trends is not necessary as Item 303(a)(3)(i) only requires the quantification of events that are unusual or infrequent, and movement within our market sectors is within the normal course of business. Furthermore, we believe the quantification of variations within our market sectors can be misleading as our contracts are typically won based upon individually negotiated terms, and the performance of one contract is not indicative of other contracts’ performance within the same market sector. We identify and quantify any contract(s) that has a material impact on the Company’s performance. For example, on pages 15 and 20 of the June Form 10-Q, we have identified $10.9 million of project losses from one of our subsidiaries located in the southeastern United States, as well as $8.0 million in operating losses from our construction operations in the United Kingdom.

Liquidity and Capital Resources, page 26

6. In future annual and quarterly filings, please quantify and discuss material changes in your working capital between the comparative periods, including explaining the specific reasons for changes in accounts receivables, inventories, cost and estimated earnings in excess of billings, accounts payable, billings in excess of costs and estimated earnings, accrued expenses, and any other material assets and liabilities. To the extent applicable, please also address such changes relative to changes in revenues and consider disclosing and discussing changes in days outstanding and/or your cash conversion cycle during each period presented.

Response:

We will comply with the Staff’s comment regarding quantification and discussion of material changes to our working capital and refer to our enhanced disclosure regarding changes in working capital in the MD&A section of the June Form 10-Q (page 21) as set forth below:

“Our consolidated cash balance decreased by approximately $74.9 million from $605.3 million at December 31, 2012 to $530.4 million at June 30, 2013. Net cash used in operating activities for the six months ended June 30, 2013 was $52.2 million compared to $10.6 million of net cash used in operating activities for the six months ended June 30, 2012. The increase in net cash used in operating activities was primarily due to: (a) an $85.2 million increase in our accounts receivable balances, partially offset by a $67.6 million increase in net over-billings, related to the timing of customer billings and payments, (b) a $31.4 million reduction in other accrued expenses, primarily due to a reduction in federal taxes payable, and (c) other changes in our working capital.”

In future filings of our Form 10-K and Form 10-Q, when applicable, we will address the relationship between changes within working capital and changes in revenues.

Application of Critical Accounting Policies, page 30

Revenue Recognition from Long-term Construction Contracts and Service Contracts, page 30

7. Please revise future filings to disclose:

•	the amount of any profits recognized for claims collected during each period presented;

•	the amount of any contract losses recorded during each period presented as well as the current status of any contracts with material losses or for which material losses are reasonably possible; and

•	the effects of material revisions in contract estimates during each period presented.

Response:

We will comply with the Staff’s comment regarding the amount of profits recognized for claims collected, and by illustration refer to the additional disclosure included in the Application of Critical Accounting Policies section of the June Form 10-Q (page 24), in which we disclose that we did not recognize any material amounts associated with claim settlements during the periods presented.

The Company discloses material contract losses. By illustration, we refer to pages 15 and 20 of the June Form 10-Q, in which we have identified and quantified the $10.9 million effect of contract losses on certain projects from one of our subsidiaries located in the southeastern United States. In future filings of our Forms 10-K and 10-Q, we will disclose the status of contracts for which material losses are reasonably possible.

The Company discloses the effects of material revisions in contract estimates during each period presented. By illustration, we refer to pages 15 and 20 of the June Form 10-Q, in which we have identified and quantified the $10.9 million effect of contract losses, as a result of changes in estimate, on certain projects from one of our subsidiaries located in the southeastern United States.

Insurance Liabilities, page 31

8. Please revise future filings to disclose the amounts expensed during each period presented.

Response:

The Company does not believe the disclosure of amounts expensed resulting from insurance liabilities is required or meaningful. In future filings of our Forms 10-K and Forms 10-Q, we will disclose any material adjustments resulting from the differences between estimated liabilities for claims incurred, including claims incurred but not reported, and actual experience.

Income Taxes, page 31

9. Please revise future filings to disclose the amount of taxable income you will be required to generate to fully realize your deferred tax assets. Please also tell us the amount of your deferred tax liabilities related to goodwill and indefinite lived intangible assets.

Response:

We do not intend to disclose the amount of taxable income required to be generated to fully realize our deferred tax assets, as this disclosure is not required and would not be meaningful to our investors. We refer you to pages 52 and 53 of our 2012 Form 10-K in which we disclose the amount of our current tax provision in 2012 of $88.7 million and our deferred tax assets of $114.4 million. We believe this information is sufficient for investors to determine the realizability of our deferred tax assets.

The amount of our deferred tax liabilities related to goodwill and indefinite lived intangible assets at June 30, 2013 was $73.3 million.

Goodwill and Identifiable Intangible Assets, page 31

10. Please revise future filings to address the following:

•	Clarify the number of reporting units you have and test for impairment and clarify how they relate to your reportable segments;

•
To allow investors to better assess the magnitude of the dollar amounts over which the estimated fair values of your segments exceed their carrying values, also disclose either the percentage excess or the estimated fair value of each segment; and

•	To allow investors to better understand the potential impact of significant assumptions on your fair value estimates, disclose the potential impact of changes in significant assumptions.

Response:

We will comply with the Staff’s comment regarding the number of reporting units we have and test for impairment, including how they relate to our reportable segments, and by illustration refer to our enhanced disclosure included within the Application of Critical Accounting Policies section of the June Form 10-Q (page 25) where we state:

“We test for impairment of our goodwill at the reporting unit level. Our reporting units are consistent with the reportable segments identified in Note 12, "Segment Information", of the notes to condensed consolidated financial statements.”

We will comply with the Staff’s comment regarding quantification of the excess of estimated fair values over the carrying values for each of our segments, and by illustration refer to our enhanced disclosure, included within the Application of Critical Accounting Policies section of the June Form 10-Q (page 26) where we state:

“As of the date of our latest impairment test, October 1, 2012, the fair values of our United States facilities services segment, our United States mechanical construction and facilities services segment and our United States electrical construction and facilities services segment exceeded their carrying values by approximately $109.2 million, or 12.8%, $376.5 million, or 169.4%, and $306.9 million, or over 2,000%, respectively.”

Commencing with our Form 10-K for the year ending December 31, 2013, we will comply with the Staff’s comment regarding the potential impact of changes in significant assumptions on our fair value estimates and will disclose the potential impact of changes in significant assumptions, such as weighted average costs of capital and perpetual growth rates.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 39
General

11. Please revise future filings to disclose, to the extent applicable:

•	the range of your contract durations;

•	the amount of contract losses recorded during each period presented;

•	the nature and status of any material items included in claims and change orders;

•	the amount of profits recognized for claims collected during each period presented;

•	the effect of material revisions in contract estimates during each period presented;

•	the nature and amounts of items netted in revenue during the periods presented;

•	the amount of any progress payments netted against contract costs as well as the amount of any advances that are payments on account of work in progress as of each balance sheet date; and

•	your policy for and any amounts deferred related to pre-contract costs as of each balance sheet date.

Response:

Commencing with our Form 10-K for the year ending December 31, 2013, we will comply with the Staff’s comments regarding the range of the duration of our contracts, which is approximately 1 month to 4 years.

The Company discloses material contract losses. By way of illustration, we refer to pages 15 and 20 of the June Form 10-Q, in which we have identified and quantified the $10.9 million effect of contract losses on certain projects from one of our subsidiaries located in the southeastern United States.

The Company will disclose the nature and status of material items included in claims and change orders, if any. The Company refers to page 40 of the 2012 Form 10-K, in which the Company discloses $0.7 million and $1.6 million of claims, and $13.8 million and $14.5 million of unapproved change orders, included within “Costs and estimated earnings in excess of billings” as of December 31, 2012 and 2011, respectively. The Company notes there was no individual material item included within these balances.

We will comply with the Staff’s comment regarding the amount of profits recognized for claims collected, and by way of illustration refer to the Application of Critical Accounting Policies section of the June Form 10-Q (page 24) in which we disclose that we did not recognize any material amounts associated with claim settlements during the periods presented.

The Company discloses the effects of material revisions in contract estimates during each period presented. By way of illustration, we refer to pages 15 and 20 of the June Form 10-Q in which we have identified and quantified the $10.9 million effect of contract losses as a result of changes in estimate on certain projects from one of our subsidiaries located in the southeastern United States.

The Company will disclose the nature and amounts of material items netted in revenues during the periods presented. The Company notes there were no material amounts for the periods ended December 31, 2012 and 2011.

The Company discloses the amount of any progress payments netted against contract costs, as well as the amount of any advances that are payments on account of work in progress as of each balance sheet date. By way of illustration, the Company refers to the following disclosure included with the Summary of Significant Accounting Policies (page 40) of the 2012 Form 10-K:

“Costs and estimated earnings on uncompleted contracts and related amounts billed as of December 31, 2012 and 2011 were as follows (in thousands):

	2012	2011
Costs incurred on uncompleted contracts	$7,675,049	$7,598,325
Estimated earnings, thereon	876,496	830,622
	8,551,545	8,428,947
Less: billings to date	8,842,011	8,755,806
	$(290,466)	$(326,859)

Such amounts were included in the accompanying Consolidated Balance Sheets at December 31, 2012 and 2011 under the following captions (in thousands):

	2012	2011
Costs and estimated earnings in excess of billings on uncompleted contracts	$93,061	$114,836
Billings in excess of costs and estimated earnings on uncompleted contracts	(383,527)	(441,695)
	$(290,466)	$(326,859)	”

Commencing with the Form 10-K for the year ending December 31, 2013, we will comply with the Staff’s comments regarding amounts deferred relating to pre-contract costs and will disclose our policy regarding such costs within the Summary of Significant Accounting Policies, which is to expense pre-contract costs as incurred.

Note 7. Investments, Notes and Other Long-Term Receivables, page 46

12. Please explain to us your basis for classifying each gain.

Response:

It is our policy to separately disclose material gains (losses) on sale of investments in ventures below operating income on our Consolidated Statements of Operations; however, the gain realized on the sale of the investment for the venture within the facilities services segment referenced in the 2012 Form 10-K was deemed immaterial and was classified as a component of “Costs of sales” within that segment. The gain realized on the sale of the investment in our Other international construction and facilities services segment was classified as a “Gain on sale of equity investment”, as this represented the only activity within that segment. The Company does not believe it would have been appropriate to include the gain within the operating results of such segment.

Note 12. Income Taxes, page 51

13. Please revise future filings to disclose the amount of undistributed foreign earnings for which you have not recorded deferred tax liabilities. Please also revise future filing to disclose the amount of cash held in foreign jurisdictions and the potential ramifications of moving that cash to the U.S.

Response:

The Company has historically asserted that the unremitted earnings of its United Kingdom subsidiary are indefinitely reinvested.  The Company has provided U.S. income taxes on significant amounts of such earnings in prior periods.  As a result, such earnings have increased the Company’s tax basis in its investment in its United Kingdom subsidiary and therefore, the basis for financial reporting does not exceed the tax basis in our investment in our United Kingdom subsidiary as of June 30, 2013.  Further, the Company has approximately $1.4 million of undistributed earnings from its investment in its subsidiary in Puerto Rico for which it has not provided a deferred tax liability as such earnings are indefinitely reinvested.  If the earnings of our Puerto Rico subsidiary were repatriated, it would result in approximately $0.5 million of income taxes and withholding taxes net of applicable foreign tax credits, which amount has not been disclosed as it is immaterial.

We do not intend to revise future filings to disclose the amount of cash held in foreign jurisdictions and the potential ramifications of moving that cash to the U.S. as this disclosure is not required.

Note 15. Retirement Plans, page 56

14. Please more fully explain to us the specific factors resulting in your inability to estimate any range of additional funds you may be required to contribute to under-funded multi-employer pension plans.

Response:

We are unable to estimate the range of additional funds that we may be required to contribute to under-funded multiemployer pension plans (“MEPPs”). The amounts we may be required to contribute to

MEPPs would be contingent on both (a) the funded status of the MEPP and (b) the future number of our employees participating in an MEPP.

We state on page 60 of our 2012 Form 10-K that the “factors that could impact funded status of an MEPP include, without limitation, investment performance, changes in the participant demographics, decline in the number of contributing employers, changes in actuarial assumptions and the utilization of extended amortization provisions”. Among other things, decisions of the plan administrators affect investment performance, and market conditions within the area covered by an MEPP affect the number of participants in, and number of employers that contribute to, an MEPP. In addition, overall financial market conditions will also impact investment performance and changes in actuarial assumptions going forward. We do not have the ability to do an analysis on these outside factors to determine the effect they will have on our future contributions to MEPPs.

On page 62 of our 2012 Form 10-K, we state, “The nature and diversity of our business may result in volatility of the amount of our contributions to a particular MEPP for any given period. That is because, in any given market, we could be working on a significant project and/or projects, which could result in an increase in our direct labor force and a corresponding increase in our contributions to the MEPP(s) dictated by the applicable CBA. When that particular project(s) finishes and is not replaced, the level of direct labor would also decrease, as would our level of contributions to the particular MEPP(s). Additionally, the level of contributions to a particular MEPP could also be affected by the terms of the CBA, which could require at a particular time, an increase in the contribution rate and/or surcharges. We have also acquired various companies since 2010, some of which participate in MEPPs…” Given the broad range of markets covered by our operations, it is impractical for us to determine our future participation in markets with underfunded MEPPs. In addition, future contributions will be dependent upon the terms of the applicable collective bargaining agreement (“CBA”). We do not have the ability to estimate whether future CBAs will require changes in the levels of our contributions to each MEPP. Finally, we are unable to predict if future acquisitions will result in increased contributions to MEPPs.

Note 16. Commitments and Contingencies, page 63

15. If applicable, please revise future filings to disclose the amount of liquidating damages you may be subject to, including the amount accrued at each balance sheet date and the amount or range of reasonably possible additional losses.

Response:

Given the nature of our business and historical experience, we do not accrue for liquidated damages unless they have been asserted and are deemed probable by the Company. We would disclose the amount of any such damages, if material.

EMCOR Group, Inc. acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact the undersigned at (203) 849-7999.

/s/ MARK A. POMPA
Mark A. Pompa
Executive Vice President and
Chief Financial Officer

cc:
Sheldon I. Cammaker, Executive Vice President and General Counsel